[Letterhead of Baker & McKenzie]
VIA EDGAR

April 5, 2006

Mr. Carlton Tartar
Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      China Biopharmaceutical Holdings, Inc. - Item 4.01 Form 8-K

Dear Mr. Tartar:

On behalf of China Biopharmaceutical Holdings, Inc. (the "Company"), we are hereby filing the Amendment (the "Amendment") to the Company's current report on Form 8-K filed on December 29, 2005 (the "Form 8-K"). The Amendment reflects changes in response to the letter of comments, dated March 30, 2006 (the "Comment Letter"), issued by the Staff of the Commission. Three courtesy copies of the Amendment, marked to show changes from the Form 8-K as previously filed, are being furnished to you under separate cover to expedite your review.

The purpose of this letter is to clarify the Company's response to various matters raised in the Comment Letter, as reflected in the Amendment. Unless otherwise indicated, terms used herein without definition have the same meanings as are ascribed to them in the Form 8-K.

The numbered responses in this letter are keyed to the corresponding items in the Comment Letter.

1. We note the first paragraph of your disclosure. Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise your disclosure accordingly.

         The Company has amended its Form 8-K to include the disclosure that the audit report of the former accountants, Kempisty & Company Certified Public Accountants, P.C. ("Kempisty"), did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

2. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

         The Company has filed as Exhibit 16.1 to the Amendment from Kempisty stating that Kempisty agrees with the revised Item 304 disclosures.






                                                               Very truly yours,

                                                                /s/ Howard Jiang
                                                               Howard Jiang

cc: China Biopharmaceutical Holdings, Inc.
    --------------------------------------
    Peng Mao
    Floyd Huang